UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FUSE ENTERPRISES INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

36116W104
(CUSIP Number)

Landbond Home Limited
c/o Fuse Enterprises Inc.
444 E. Huntington Dr., Suite 105
Arcadia, CA 91006
(626) 353-9991
(Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications)

November 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36116W104

1	Names of Reporting Persons. Landbond Home Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Samoa
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,500,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 60.9%(1)
14	Type of Reporting Person CO

1. Based on 9,030,000 shares of common stock, par value $0.001, outstanding as of November 17, 2016, as set forth by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 17, 2016.

CUSIP No. 36116W104

1	Names of Reporting Persons. Yong Zhang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,500,000(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,500,000(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,500,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 60.9%(2)
14	Type of Reporting Person IN

1. In his capacity as holder of 100.0% of the equity interest in Landbond Home Limited.

2. Based on 9,030,000 shares of common stock, par value $0.001, outstanding as of November 17, 2016, as set forth by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 17, 2016.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Fuse Enterprises Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 444 E. Huntington Dr., Suite 105, Arcadia, CA 91006.  This Schedule 13D is being filed jointly by Landbond Home Limited and Yong Zhang (each a “Reporting Person” and, together, the “Reporting Persons”).

Item 2.  Identity and Background

(a) Name	(b) • Residence address or business address or • Principal office (if person in column (a) is an entity)
(c)
•        Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted or
•        Principal business (if person in column (a) is an entity)
(f) Citizenship or jurisdiction of incorporation, as applicable

Yong Zhang	Unit-B, 19/F Hiller Commercial Building, 89-91 Wing Lok Street, Sheung Wan, Hong Kong	Mr. Zhang is the Chief Executive Officer of Landbond Home Limited.	People’s Republic of China

Landbond Home Limited	Unit-B, 19/F Hiller Commercial Building, 89-91 Wing Lok Street, Sheung Wan, Hong Kong	International trading.	Samoa

(d) Each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a) All percentages of Common Stock beneficially owned described in this Schedule 13D are based on 9,030,000 shares of Common Stock outstanding as of November 17, 2016, as set forth by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 17, 2016.

1. Yong Zhang, indirectly through his ownership of 100.0% of the equity interest of Landbond Home Limited, has beneficial ownership of an aggregate of 5,500,000 shares of Common Stock of the Issuer. Yong Zhang’s beneficial ownership in the Common Stock represented approximately 60.9% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Mr. Zhang under Section 13(d) of the Act.

2. Landbond Home Limited has direct beneficial ownership of an aggregate of 5,500,000 shares of Common Stock of the Issuer. Landbond Home Limited’s beneficial ownership in the Common Stock represented approximately 60.9% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Landbond Home Limited’s under Section 13(d) of the Act.

(b)
1. Mr. Zhang may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 5,500,000 shares of Common Stock of the Issuer.

2. Landbond Home Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 5,500,000 shares of Common Stock of the Issuer.

(c)
Other than as reported herein, each of the Reporting Persons has not effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d)
To the knowledge of Mr. Zhang and Landbond Home Limited, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 5,500,000 shares of Common Stock over which Mr. Zhang and Landbond Home Limited have beneficial ownership.

(e)
Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Landbond Home Limited entered into two Stock Purchase Agreements, each dated November 28, 2016, with Pavel Mikhalkov and Aleksandr Kriukov, respectively, to purchase an aggregate of 5,500,000 shares of the Issuer’s common stock (the “Stock”) from Messrs. Mikhalkov and Kriukov (together, the “Stock Purchase Agreements”).  Pursuant to the Stock Purchase Agreements, Landbond Home Limited acquired the Stock at a purchase price of $0.01 per share for an aggregate purchase price of $55,000, which such amount was paid by Landbond Home Limited using funds borrowed from a private lender.  The Stock Purchase Agreements contain customary representations, warranties and covenants by Landbond Home Limited and each of Messrs. Mikhalkov and Kriukov.  Each of Messrs. Mikhalkov and Kriukov agreed to indemnify Landbond Home Limited for any inaccuracies, breaches of representations and warranties, and breaches of their respective Stock Purchase Agreements.

The foregoing description of the Stock Purchase Agreements does not purport to be complete and is qualified by reference to the full text of the Stock Purchase Agreements, see Exhibits 99.1 and 99.2.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

99.1	Stock Purchase Agreement between Landbond Home Limited and Pavel Mikhalkov, dated November 28, 2016.

99.2	Stock Purchase Agreement between Landbond Home Limited and Aleksandr Kriukov, dated November 28, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2017

/s/ Yong Zhang
Yong Zhang

LANDBOND HOME LIMITED

By:	/s/ Yong Zhang
	Name:	Yong Zhang
	Title:	Chief Executive Officer